January 24, 2019

Canadian Securities Exchange

100 King Street West, Suite 7210

Toronto, Ontario, M5X 1E1

Dear Sirs/Mesdames:

Re: C21 Investments Inc. (the "Company")

Confirmation of Acquisition of Megawood Enterprises Inc. ("Megawood")

Pursuant to section 3.3(a) of CSE Policy 6 Distributions and in connection with the acquisition of all of the issued and outstanding shares in Megawood as described in the Amended CSE Form 9 dated January 24, 2019, the Company confirms that closing of the acquisition and transfer of all of the issued shares of Megawood to the Company's wholly owned subsidiary occurred on January 24, 2019.

C21 INVESTMENTS INC.

"Michael Kidd"

Per:	Michael Kidd
Chief Financial Officer

C21 Investments: Suite 170 - 601 West Cordova Street, Mailbox 107, Vancouver, BC V6B 1G1

www.cxxi.ca